Exhibit 99.1

eLong Reports Fourth Quarter and Full Year 2011 Unaudited Financial Results

BEIJING, Feb 23, 2012 /PRNewswire-Asia/ — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Highlights — Fourth Quarter 2011

•	Hotel room nights booked through eLong in the fourth quarter increased 50% to 2.6 million room nights compared to 1.7 million in the prior year period.

•	Net revenues for the fourth quarter increased 27% to RMB158.2 million (US$25.1 million), compared to RMB124.1 million (US$18.8 million) in the fourth quarter of 2010.

•	Net income for the fourth quarter increased to RMB15.0 million (US$2.4 million), compared to RMB4.2 million (US$0.6 million) in the fourth quarter of 2010.

•

Domestic hotel coverage network expanded 48% to over 25,500 domestic hotels as of December 31, 2011, compared to 17,200 as of December 31, 2010. In addition, eLong offers almost 149,000 international hotels through a direct connection to Expedia.

•	Online hotel bookings in the fourth quarter were approximately 63% of total hotel bookings, compared to 45% in the same period in 2010.

•	In December 2011, monthly room nights booked through eLong’s group buy channel exceeded 100,000 for the first time.

•	Received China’s 2011 Best Online Travel Service Provider award as selected through an online poll organized by Sohu and Ipsos.

Highlights – Full Year 2011

•	Net revenues in 2011 increased 22% year-on-year to RMB586.2 million (US$93.1 million), compared to RMB481.9 million (US$73.0 million).

•	Net income in 2011 increased 90% year-on-year to RMB39.3 million (US$6.2 million), compared to RMB20.6 million (US$3.1 million).

•	Hotel room nights booked through eLong in 2011 increased 44% to 9.2 million room nights compared to 6.4 million in the prior year.

“We continue to execute on our online hotel-focused strategy and customers are enthusiastically responding. During the quarter, we launched customer enhancements to both our award-winning online and developing mobile channels driving additional customers to our rapidly increasing supply of hotels, including over 25,500 domestic and almost 149,000 international hotels” said Guangfu Cui, Chief Executive Officer of eLong.

Business Results

Revenues

Total revenues by product for the fourth quarter of 2011 as compared to the same period in 2010 were as follows (in RMB million):

	September 30,	September 30,	September 30,	September 30,	September 30,
	Q4 2011	% Total	Q4 2010	% Total	Y/Y Growth
Hotel reservations	126.6	76%	91.2	69%	39%
Air ticketing	29.0	17%	30.1	23%	(4%)
Other	12.6	7%	10.5	8%	20%

Total revenues	168.2	100%	131.8	100%	28%

Total revenues by product for the full year 2011 as compared to 2010 were as follows (in RMB million):

	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	% Total	2010	% Total	Y/Y Growth
Hotel reservations	447.9	72%	346.4	68%	29%
Air ticketing	125.1	20%	123.1	24%	2%
Other	52.0	8%	42.5	8%	22%

Total revenues	625.0	100%	512.0	100%	22%

Hotel Reservations

Hotel commission revenue increased 39% for the fourth quarter of 2011 compared to 2010, primarily due to higher volume, partially offset by lower commission per room night. Room nights booked through eLong in the fourth quarter increased 50% year-on-year to 2.6 million. Commission per room night decreased 7% year-on-year, primarily due to the growth of lower average daily rate hotels and group buy room nights, an increase in the number of room nights booked using our coupon program and the prior year higher average daily rates during the 2010 Shanghai World Expo. Hotel commission revenue grew to 76% of total revenues from 69% in the prior year quarter.

Hotel commission revenue benefitted from the release of RMB5.9 million of deferred revenue due to the elimination of the minimum threshold formerly required for customers to redeem cash rebates under our coupon program. Without this accounting impact, hotel revenue grew by 32% in the fourth quarter of 2011 compared to the same period in the prior year.

Hotel commission revenue for full year 2011 increased 29% compared to 2010, primarily due to higher volume, which was partially offset by lower commission per room night. Room nights booked through eLong in 2011 increased 44% year-on-year to 9.2 million. Commission per room night decreased 10% year-on-year, primarily due to the growth of lower average daily rate hotels and group buy room nights, an increase in the number of room nights booked using our coupon program and the higher average daily rates during the 2010 Shanghai World Expo. Hotel commission revenue grew to 72% of total revenues from 68% in the prior year.

Air Ticketing

Air ticketing commission revenue decreased 4% for the fourth quarter of 2011 compared to the prior year quarter, driven by a 4% decrease in commission per segment, partially offset by a 1% increase in air segments to 571,000. Commission per segment decreased due to a lower air commission rate, which was partially offset by a 4% increase in average ticket price compared to the same quarter of the prior year.

Air ticketing commission revenue for full year 2011 increased 2% compared to 2010, driven by a 7% increase in commission per segment, partially offset by a 5% decrease in air segments to 2.3 million. Commission per segment increased due to a 5% increase in average ticket price and an increase in air commission rates compared to 2010.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 20% year-on-year for the fourth quarter of 2011. Other revenue decreased to 7% of total revenues from 8% in the prior year quarter.

Other revenue for full year 2011 increased 22% compared to 2010, mainly driven by increased advertising and travel insurance revenues. Other revenue was 8% of total revenues, which was flat compared to the prior year.

Profitability

Gross margin in both the fourth quarter of 2011 and full year 2011 was 74%, compared to 72% in both the fourth quarter of 2010 and full year 2010. Gross margin improvements from mix shift to hotel and online bookings were partially offset by higher personnel expenses and lower hotel commission revenue per room night.

Operating expenses for the fourth quarter of 2011 as compared to the same period in 2010 were as follows (in RMB million):

	September 30,	September 30,	September 30,	September 30,	September 30,
	Q4 2011	% of Net Revenue	Q4 2010	% of Net Revenue	Y/Y Growth
Service development	27.5	17%	21.8	18%	26%
Sales and marketing	63.5	40%	40.7	33%	56%
General and administrative	14.6	9%	14.2	11%	3%
Amortization of intangible assets	0.1	—	(0.1)	—	N/M

Total operating expenses	105.7	66%	76.6	62%	38%

Operating expenses for full year 2011 as compared to 2010 were as follows (in RMB million):

	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	% Net Revenue	2010	% Net Revenue	Y/Y Growth
Service development	97.1	17%	80.0	17%	21%
Sales and marketing	230.9	39%	167.3	35%	38%
General and administrative	53.2	9%	50.0	10%	7%
Amortization of intangible assets	0.5	—	0.6	—	(15%)
Charges related to property and equipment	0.2	—	—	—	N/M

Total operating expenses	381.9	65%	297.9	62%	28%

Total operating expenses increased 38% for the fourth quarter of 2011 compared to the fourth quarter of 2010. Total operating expenses increased to 66% of net revenues in the fourth quarter of 2011 from 62% in the prior year quarter.

Total operating expenses increased 28% for full year 2011 compared to 2010. Total operating expenses increased to 65% of net revenues in 2011 from 62% in the prior year.

Service development expenses consist of expenses related to technology and our product offering, including our websites, platforms and other system development, as well as our supplier relations function. Service development expenses increased 26% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses decreased to 17% of net revenues in the fourth quarter of 2011 from 18% in the prior year quarter.

Service development expenses for full year 2011 increased 21% over full year 2010, mainly driven by higher personnel expenses. Service development expenses were 17% of net revenues, consistent with 2010.

Sales and marketing expenses for the fourth quarter of 2011 increased 56% over the prior year quarter, mainly driven by increased hotel commission payments to third-party online affiliates and distribution partners, and increased search engine and other online marketing expenses. Sales and marketing expenses increased to 40% of net revenues in the fourth quarter of 2011 from 33% in the same quarter of 2010.

Sales and marketing expenses for full year 2011 increased 38% over 2010, mainly driven by increased hotel commission payments to third-party online affiliates and distribution partners, and increased search engine and other online marketing expenses. Sales and marketing expenses increased to 39% of net revenues in 2011 from 35% in 2010.

General and administrative expenses for the fourth quarter of 2011 increased 3% compared to the prior year quarter, mainly driven by higher personnel expenses. General and administrative expenses decreased to 9% of net revenues in the fourth quarter of 2011 from 11% in the prior year quarter.

General and administrative expenses for full year 2011 increased 7% over full year 2010, mainly driven by higher share-based compensation charges. General and administrative expenses decreased to 9% of net revenues in 2011 from 10% in 2010.

Other income/(expense) represents interest income, foreign exchange losses and other income/(expense). Other income was RMB6.3 million in the fourth quarter of 2011 compared to other expense of RMB10.2 million in the fourth quarter of 2010, primarily driven by an increase in interest income and a decrease in foreign exchange losses. Interest income in the fourth quarter of 2011 increased to RMB8.6 million, compared to RMB2.8 million in the fourth quarter of 2010, due to higher interest rates and interest on the proceeds from the May 2011 issuance and sale of shares to Tencent and Expedia. Foreign exchange losses on our cash and cash equivalents and short-term investments decreased to RMB2.3 million in the fourth quarter of 2011, from RMB12.4 million in the fourth quarter of 2010 as we held a smaller percentage of our cash and cash equivalents, short-term investments and restricted cash in US dollars than in the prior year quarter.

Other income was RMB1.3 million in full year 2011 compared to other expense of RMB19.6 million in 2010, driven primarily by an increase in interest income and a decrease in foreign exchange losses, which were partially offset by increased other expense recognized on changes in the fair value of contingent consideration arrangements. Interest income in 2011 increased to RMB25.6 million compared to RMB6.8 million in 2010 and foreign exchange losses decreased to RMB19.5 million in 2011 from RMB25.9 million in 2010 for the same reasons as in the fourth quarter of 2011. Other expense recognized on changes in the fair value of contingent consideration arrangements increased to RMB4.8 million in 2011, from RMB1.6 million in 2010.

As of December 31, 2011, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1,907 million (US$303 million), of which 86% was held in Renminbi and 14% was held in US dollars, compared to total cash and cash equivalents, short-term investments and restricted cash of RMB1,022 million (US$155 million), of which 68% was held in Renminbi and 32% held in US dollars as of December 31, 2010. In February 2012, eLong converted US$37 million from US dollars to Renminbi, and accordingly, as of February 15, 2012, 98% of cash and cash equivalents, short-term investments and restricted cash held by eLong was held in Renminbi and 2% was held in US dollars.

Net income for the fourth quarter of 2011 was RMB15.0 million, compared to net income of RMB4.2 million during the prior year quarter.

Net income for full year 2011 was RMB39.3 million, compared to net income of RMB20.6 million in 2010.

Net income per ADS and diluted net income per ADS for the fourth quarter of 2011 were each RMB0.44 (US$0.08), compared to net income per ADS and diluted net income per ADS of RMB0.18 (US$0.02) and RMB0.16 (US$0.02) respectively in the prior year quarter.

Net income per ADS and diluted net income per ADS for full year 2011 were RMB1.30 (US$0.20) and RMB1.26 (US$0.20) respectively, compared to net income per ADS and diluted net income per ADS of RMB0.86 (US$0.14) and RMB0.80 (US$0.12) respectively in full year 2010.

Business Outlook

eLong currently expects net revenues for the first quarter of 2012 to increase by 15% to 25% compared to the first quarter of 2011.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, eLong’s losses sustained in prior years, declines or disruptions in the travel industry, the international financial crises, slowdown in the PRC economy, damage or interruption to our systems or service due to natural disasters or man-made causes, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with, and stable hotel and air inventory from, hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing, the possibility that eLong will be unable to continue timely compliance the requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s strategic investment in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our variable-interest operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the US Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its fourth quarter 2011 unaudited financial results on February 24, 2012 at 8:00 am Beijing time (February 23, 2012, 7:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG—News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, mobile (via iPhone and Android applications and m.eLong.com) and 24-hour call center hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest directly-bookable hotel product portfolio in China with a selection of more than 25,500 hotels in China and almost 149,000 international hotels in more than 100 countries worldwide, as well as the ability to fulfill domestic and international air ticket reservations in cities across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700).

eLong operates websites including www.elong.com, www.elong.net and www.xici.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended				Year Ended
	Dec. 31, 2010	Sep. 30, 2011	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2011
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	91,241	126,043	126,631	20,120	346,449	447,877	71,160
Air ticketing	30,083	33,681	29,002	4,608	123,092	125,095	19,876
Other	10,491	15,444	12,556	1,995	42,478	52,028	8,266

Total revenues	131,815	175,168	168,189	26,723	512,019	625,000	99,302
Business tax and surcharges	(7,686)	(10,822)	(10,037)	(1,595)	(30,102)	(38,822)	(6,168)

Net revenues	124,129	164,346	158,152	25,128	481,917	586,178	93,134
Cost of services	(34,850)	(44,319)	(40,449)	(6,427)	(136,890)	(154,864)	(24,605)

Gross profit	89,279	120,027	117,703	18,701	345,027	431,314	68,529

Operating expenses:
Service development	(21,802)	(26,347)	(27,502)	(4,370)	(80,046)	(97,097)	(15,427)
Sales and marketing	(40,741)	(68,993)	(63,449)	(10,080)	(167,323)	(230,946)	(36,694)
General and administrative	(14,209)	(12,936)	(14,598)	(2,319)	(49,945)	(53,239)	(8,459)
Amortization of intangible assets	101	(137)	(137)	(22)	(642)	(547)	(87)
Charges related to property and equipment	—	(7)	(4)	(1)	—	(152)	(24)

Total operating expenses	(76,651)	(108,420)	(105,690)	(16,792)	(297,956)	(381,981)	(60,691)

Income from operations	12,628	11,607	12,013	1,909	47,071	49,333	7,838

Other income/(expenses):
Interest income	2,757	7,166	8,587	1,364	6,792	25,648	4,075
Foreign exchange losses	(12,412)	(5,923)	(2,314)	(368)	(25,933)	(19,503)	(3,099)
Other	(522)	(337)	24	4	(409)	(4,830)	(767)

Total other income/(expense), net	(10,177)	906	6,297	1,000	(19,550)	1,315	209

Income before income tax expense	2,451	12,513	18,310	2,909	27,521	50,648	8,047
Income tax benefit/(expense)	1,735	(2,921)	(2,790)	(443)	(6,892)	(10,746)	(1,707)
Equity in net loss of affiliates	—	(156)	(516)	(82)	—	(631)	(100)

Net income	4,186	9,436	15,004	2,384	20,629	39,271	6,240

Net income per share	0.09	0.14	0.22	0.04	0.43	0.65	0.10
Diluted net income per share	0.08	0.14	0.22	0.04	0.40	0.63	0.10

Net income per ADS(2)(3)	0.18	0.28	0.44	0.08	0.86	1.30	0.20
Diluted net income per ADS(2)(3)	0.16	0.28	0.44	0.08	0.80	1.26	0.20

Shares used in computing net income per share:
Basic	49,158	67,831	68,389	68,389	48,378	60,456	60,456
Diluted	52,463	69,547	69,080	69,080	51,655	62,298	62,298

Share-based compensation charges included in:	5,398	5,886	5,620	893	18,544	21,922	3,483
Cost of services	301	393	290	46	1,192	1,374	218
Service development	1,855	2,239	2,112	336	6,534	7,626	1,212
Sales and marketing	824	1,114	943	150	3,395	3,620	575
General and administrative	2,418	2,140	2,275	361	7,423	9,302	1,478

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.2939 on December 31, 2011 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	September 30,	September 30,	September 30,
	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2011
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	381,426	411,676	65,409
Short-term investments	580,005	1,433,425	227,748
Restricted cash	60,600	61,400	9,756
Accounts receivable, net	58,891	83,311	13,237
Amounts due from related parties	1,240	11,632	1,848
Prepaid expenses	11,429	18,223	2,895
Other current assets	24,210	33,761	5,365

Total current assets	1,117,801	2,053,428	326,258
Property and equipment, net	41,896	44,230	7,027
Investment in equity affiliates	12,680	15,549	2,470
Goodwill	61,061	61,061	9,702
Intangible assets, net	5,855	5,308	843
Other non-current assets	29,904	31,142	4,948

Total assets	1,269,197	2,210,718	351,248

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,364	60,899	9,676
Income taxes payable	5,002	7,009	1,114
Amounts due to related parties	1,872	2,624	417
Deferred revenue	14,478	20,880	3,318
Accrued expenses and other current liabilities	97,183	111,787	17,761

Total current liabilities	172,899	203,199	32,286
Other liabilities	1,430	1,536	244

Total liabilities	174,329	204,735	32,530

Shareholders’ equity
Ordinary shares	1,991	2,864	455
High-vote ordinary shares	2,363	2,691	428
Treasury stock	(96,153)	(75,494)	(11,995)
Additional paid-in capital	1,352,427	2,209,469	351,049
Accumulated deficit	(165,760)	(133,547)	(21,219)

Total shareholders’ equity	1,094,868	2,005,983	318,718

Total liabilities and shareholders’ equity	1,269,197	2,210,718	351,248

eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2	Q3	Q4	2011
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	10,319	20,769	16,196	17,403	64,687	13,968	18,058	17,298	18,433	67,757

Hotel Reservations
Room Nights	1,206	1,549	1,898	1,725	6,378	1,700	2,217	2,702	2,583	9,202
Room Night Y/Y	32%	58%	60%	39%	49%	41%	43%	42%	50%	44%
Average Daily Rate Y/Y	(2%)	5%	7%	4%	4%	(1%)	(9%)	(9%)	(8%)	(7%)
Commission/Room Night Y/Y	(7%)	(9%)	(9%)	(10%)	(9%)	(7%)	(15%)	(12%)	(7%)	(10%)
Hotel Commissions Y/Y	23%	44%	46%	25%	35%	31%	22%	25%	39%	29%

Air Ticketing
Air Segments	653	591	629	568	2,441	587	568	591	571	2,317
Air Segments Y/Y	29%	16%	4%	(3%)	11%	(10%)	(4%)	(6%)	1%	(5%)
Average Ticket Value Y/Y	8%	25%	21%	16%	17%	11%	7%	0%	4%	5%
Commission/Segment Y/Y	7%	21%	26%	12%	16%	14%	10%	8%	(4%)	7%
Air Commissions Y/Y	38%	40%	31%	8%	28%	2%	6%	2%	(4%)	2%

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS, Operating Income Before Amortization (“OIBA”), Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Operating Income Before Amortization (“OIBA”) is defined as income from operations plus: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets and impairment of goodwill and intangible assets, and (ii) gains or losses recognized on changes in the fair value of contingent consideration arrangements; and (3) certain items, including restructuring charges. We exclude the items listed above from OIBA because we believe doing so may provide investors greater insight into management decision making at eLong. We believe OIBA is useful to investors because it is one of the primary internal metrics by which management evaluates the performance of our business as a whole and our individual business segments, on which internal budgets are based, and by which management and employees, including our Chief Executive Officer, are compensated. We believe that investors should have access to the same set of tools that management uses to analyze our performance. In addition, we believe that by excluding certain items, such as share-based compensation charges and acquisition-related impacts, OIBA corresponds more closely to the cash operating income generated from our business and allows investors to gain additional understanding of factors and trends affecting the ongoing cash earning capabilities of our business, from which capital investments are made. Although depreciation is also a non-cash expense, it is included in OIBA because it is driven directly by the capital expenditure decisions made by management. OIBA also has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations.

Operating Income Before Amortization should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Operating Income Before Amortization

(IN THOUSANDS)

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2	Q3	Q4	2011
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	10,319	20,769	16,196	17,403	64,687	13,968	18,058	17,298	18,433	67,757
Share-based compensation charges	(4,130)	(4,549)	(4,467)	(5,398)	(18,544)	(4,779)	(5,637)	(5,886)	(5,620)	(21,922)
Amortization of intangible assets	(185)	(237)	(322)	101	(643)	(136)	(137)	(137)	(137)	(547)
Other	253	163	633	522	1,571	4,176	200	332	(663)	4,045

Income from operations	6,257	16,146	12,040	12,628	47,071	13,229	12,484	11,607	12,013	49,333

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense; (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges and equity in net loss (income) of affiliate. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense. Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA and Operating Income Before Amortization

(IN THOUSANDS)

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2	Q3	Q4	2011
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	5,935	9,355	1,153	4,186	20,629	7,712	7,119	9,436	15,004	39,271
Interest income	(1,067)	(1,248)	(1,720)	(2,757)	(6,792)	(4,591)	(5,304)	(7,166)	(8,587)	(25,648)
Income tax expense/(benefit)	2,079	3,934	2,614	(1,735)	6,892	2,786	2,250	2,921	2,790	10,747
Depreciation	4,811	4,643	4,929	5,003	19,386	4,987	5,206	5,512	5,593	21,298
Amortization of intangible assets	184	237	322	(101)	642	136	137	137	137	547
Share-based compensation charges	4,130	4,549	4,467	5,398	18,544	4,779	5,637	5,886	5,620	21,922
Foreign exchange losses	219	3,942	9,360	12,412	25,933	3,131	8,135	5,923	2,314	19,503
Other	(1,161)	—	—	—	(1,161)	15	84	161	1,155	1,415

Adjusted EBITDA	15,130	25,412	21,125	22,406	84,073	18,955	23,264	22,810	24,026	89,055

Depreciation	(4,811)	(4,643)	(4,929)	(5,003)	(19,386)	(4,987)	(5,206)	(5,512)	(5,593)	(21,298)

OIBA	10,319	20,769	16,196	17,403	64,687	13,968	18,058	17,298	18,433	67,757

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense, but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as OIBA and Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income and Adjusted Net Income Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2	Q3	Q4	2011
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	5,935	9,355	1,153	4,186	20,629	7,712	7,119	9,436	15,004	39,271
Share-based compensation charges	4,130	4,549	4,467	5,398	18,544	4,779	5,637	5,886	5,620	21,922
Amortization of intangible assets	184	237	322	(101)	642	136	137	137	137	547
Foreign exchange losses	219	3,942	9,360	12,412	25,933	3,131	8,135	5,923	2,314	19,503
Other	(915)	129	185	215	(386)	3,432	386	263	524	4,605

Adjusted net income	9,553	18,212	15,487	22,110	65,362	19,190	21,414	21,645	23,599	85,848

Shares used in computing adjusted net income per share:

GAAP diluted weighted average shares outstanding	50,870	51,013	51,839	52,463	51,655	52,105	57,920	69,547	69,080	62,298
Additional performance units	657	551	415	297	447	316	229	214	280	262

Adjusted weighted average shares outstanding	51,527	51,564	52,254	52,760	52,102	52,421	58,149	69,761	69,360	62,560

Adjusted net income per share	0.19	0.35	0.30	0.42	1.25	0.37	0.37	0.31	0.34	1.37